UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

8 by 8 Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Eric Hecht
100 South Pointe Drive, 23rd Floor
Miami, Florida 33139
(646) 236-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dr. Eric Hecht

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions) (See item 3) PF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization U.S.A.

7) Sole Voting Power 15,000,000
Number of
Shares
Beneficially	8) Shared Voting Power
Owned By
Each
Reporting	9) Sole Dispositive Power 15,000,000
Person
With
10) Shared Dispositive Power

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)	Percent of Class Represented by Amount in Row (11) 100%

14)	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of 8 by 8 Inc. whose principal executive offices are located at 100 South Pointe Drive, 23rd Floor, Miami, Florida 33139 (the “Issuer”).

Item 2. Identity and Background.

(a)   The name of the reporting person is Eric Hecht (the “Reporting Person”).

(b)   The business address of the Reporting Person is 100 South Pointe Drive, 23rd Floor, Miami, Florida 33139.

(c)   The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President, Secretary, and director of 8 by 8 Inc. located at 100 South Pointe Drive, 23rd Floor, Miami, Florida 33139.

(d)   The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 15,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $1,500.00.  The source of funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

None.

Item 5.  Interest in Securities of the Issuer.

(a)   The Reporting Person beneficially owns an aggregate of 15,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10 filed on July 22, 2008.)

(b)   The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 15,000,000 shares of Common Stock owned by the Reporting Person.

(c)   The 15,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective January 2, 2008.

(d)   Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,000,000 shares of Common Stock owned by the Reporting Person.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2008

By:	/s/ Eric Hecht
Eric Hecht